NOTICE OF

ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

An annual and special meeting (the “Meeting”) of shareholders of Paramount Resources Ltd. (the “Corporation” or “Paramount”) will be held in the Conference Center at Centrium Place, 332-6th Avenue S.W., Calgary, Alberta, on Wednesday, May 13, 2009, at 10:30 a.m. (Calgary time).  The purpose of the Meeting is to:

1.

receive the audited Consolidated Financial Statements of the Corporation for the fiscal year ended December 31, 2008, and the auditor’s report on those statements;

2.

elect the directors of the Corporation;

3.

appoint the auditors of the Corporation;

4.

approve unallocated options under Paramount’s Stock Option Plan; and

5.

transact any other business as may properly come before the Meeting and any adjournment(s) of the Meeting.

By order of the Board of Directors

“E. Mitchell Shier” (signed)

Corporate Secretary

Calgary, Alberta, Canada

March 6, 2009

NOTES:

1.

If you are a registered shareholder and are unable to attend the Meeting in person, you may vote by proxy, via telephone or over the internet.  See the section titled “Registered Shareholder Voting” for information on how to vote.  To be valid, your proxy must be deposited either at:

a.

the registered office of the Corporation at Suite 4700, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5, 403-262-7994 (facsimile) Attention: Corporate Secretary; or

b.

the Corporation's transfer agent, Computershare Trust Company of Canada, Ninth Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department

no later than 10:30 a.m. (Calgary time) on May 11, 2009 or, if the Meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the Meeting to resume.

2.

Beneficial shareholders should refer to the enclosed voting instruction form.  In addition, please see the section titled “Beneficial Shareholder Voting” for information on how to vote.

3.

Shareholders of record as of the close of business on March 27, 2009 will be entitled to receive notice of, and attend and vote at the Meeting.